Exhibit 4.(a).60.9

Unofficial Translation

[State Emblem]

The State of Israel
Ministry of Communications

General License of Partner Fixed Communications Solutions Limited Partnership for the Provision of Domestic Fixed-Line Telecommunication Services

Amendment No. 9

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, that have been delegated to us, by all our other powers under any law and after having considered the request of Partner Fixed Communications Solutions Limited Partnership for the Provision of Domestic Fixed-Line Telecommunication Services,  ("Partner"), we hereby amend the General License for the provision of Domestic Fixed-Line Telecommunication Services, granted to Partner on 15 January 2007,  as follows:

Amendment to Annex B

1.	In Annex B, in article 2-List of Services after item no. 45 shall come:
"
46.	Call Hijack Service	When a mobile handset rings "it is possible to hijack the call" and to answer from a land-line phone after punching a certain code on the land-line phone	October 2008	In accordance with a service file from 27.10.2008 or any other service file approved that will replace it.
47.	Musical Waiting Tone Service	A musical waiting tone that is played when calling a subscriber's number	May 2009	In accordance with a service file from 21.5.2008 or any other service file approved that will replace it.

(27 May, 2009)

(sgd) Haim Giron, Adv. Director-General	(sgd) Zeev Raz Temporary Senior Deputy Director-General Engineering and Licensing